SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 14)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP	Daniel M. Miller Dorsey & Whitney LLP Suite 1605
25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 14 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Initial Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Company’s board of directors has also prepared a second directors’ circular (the “Millennium Directors’ Circular”), dated October 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Initial Directors’ Circular has been mailed to AnorMED shareholders, was filed as exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. The Millennium Directors’ Circular will be mailed to AnorMED shareholders, was filed as exhibit (a)(2)(S) to Amendment No. 12 to this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Initial Directors’ Circular and the Millennium Directors’ Circular.
Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Item 3 is hereby amended and supplemented to include the following exhibits:
     On October 10, 2006, AnorMED Inc. announced that it had received a proposal from Genzyme, acting through Dematal, to amend the Genzyme Offer from US$8.55 in cash per share to US$13.50 in cash per share. Genzyme’s proposal indicates that the transaction would be fully financed from Genzyme’s existing cash and that the transaction is not subject to any financing contingency or financing arrangements.
     Genzyme’s proposal is conditioned upon (1) AnorMED determining that Genzyme’s proposal constitutes a “superior proposal” (as such term is used in AnorMED’s support agreement with Millennium Pharmaceuticals, Inc. and notifying Millennium of that determination on or prior to 4:00 p.m. (Vancouver time) on Wednesday, October 11, 2006, and (2) AnorMED executing a support agreement with Genzyme on or prior to 5:30 p.m. (Boston time) on Tuesday, October 17, 2006.
     Genzyme has requested certain non-public information provided by AnorMED to Millennium in connection with the Millennium support agreement. Genzyme has indicated that its proposal contemplates that no new materially adverse information regarding AnorMED is disclosed to Genzyme in such information.
     Genzyme has provided AnorMED with a proposed form of support agreement, which Genzyme indicates is substantially the same as the Millennium support agreement. Genzyme’s proposed support agreement contemplates that Genzyme would enter into shareholder support agreements with Kenneth Galbraith, AnorMED’s Chairman and Interim Chief Executive Officer, and the Baker Brothers’ affiliates.
     AnorMED intends to review Genzyme’s proposal and have its Board of Directors determine, after receiving the advice of its financial and legal advisors, whether or not Genzyme’s proposal constitutes a “superior proposal” under the Millennium support agreement. As part of this process, AnorMED is reviewing the differences between support agreement proposed by Genzyme and the existing Millennium support agreement. Certain of these differences may be considered by AnorMED’s Board of Directors to be substantial. Changes to the proposed support agreement with Genzyme may be considered necessary by AnorMED’s Board of Directors in the current circumstances for Genzyme’s proposal to be a superior proposal, to ensure that the Board of Directors is protecting shareholder interests and to maximize shareholder value.
     Under the terms of the Millennium support agreement, AnorMED can withdraw, modify or change its support regarding the Millennium tender offer, or approve, recommend or enter into an agreement in respect of a superior proposal, only in the instance that its Board of Directors receives a superior proposal prior to the expiry of the Millennium tender offer. Millennium is entitled to not less than three business days from the date of notice from AnorMED of the superior proposal to exercise its right to match such superior proposal. If AnorMED’s Board of Directors accepts a superior proposal after Millennium decides not to match such a proposal, Millennium may be entitled to a payment of US$19.5 million from AnorMED.
     AnorMED’s Board of Directors has not determined that the Genzyme proposal is a superior proposal as defined in the Millennium support agreement. Accordingly, AnorMED’s Board of Directors continues to recommend that shareholders accept the tender offer by Millennium to acquire all of the outstanding common shares of AnorMED for a price of US$12.00 per share in cash.
     AnorMED’s Board of Directors maintains its unanimous recommendation for shareholders to reject Genzyme’s tender offer of US$8.55 per common share in cash and not to tender their common shares to Genzyme.
     A copy of AnorMED’s press release, dated October 10, 2006, with respect to the matters described above is attached hereto as Exhibit (a)(2)(U). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is hereby incorporated herein by reference.

Item 9. EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(U)	News release, dated October 10, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 10, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)*	Directors’ Circular, dated September 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006

(a)(2)(C)*	News release, dated September 7, 2006

(a)(2)(D)*	Material Change Report, dated September 11, 2006

(a)(2)(E)*	Material Change Report, dated September 11, 2006

(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement

(a)(2)(G)*	News release, dated September 15, 2006

(a)(2)(H)*	News release, dated September 18, 2006

(a)(2)(I)*	News release, dated September 19, 2006

(a)(2)(J)*	PowerPoint slides from Annual General Meeting presentation

(a)(2)(K)*	Transcript of portions of Annual General Meeting

(a)(2)(L)*	News release, dated September 20, 2006

(a)(2)(M)*	News release, dated September 25, 2006

(a)(2)(N)*	News release, dated September 26, 2006

(a)(2)(O)*	Material Change Report, dated September 28, 2006, in connection with an amended license agreement between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(P)*	Amendment No. 1 to License Agreement, effective as of September 18, 2006, between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(Q)*	Material Change Report, dated September 28, 2006, in connection with the Support Agreement, dated as of September 26, 2006, between AnorMED Inc. and Millennium Pharmaceuticals, Inc.

(a)(2)(R)*	News release, dated October 4, 2006

(a)(2)(S)*	Directors’ Circular, dated October 5, 2006

(a)(2)(T)*	News release, dated October 5, 2006

(a)(2)(U)	News release, dated October 10, 2006

(e)(1)*	Confidentiality Agreement, dated October 4, 2006, among Genzyme Corporation, Dematal Corp. and AnorMED Inc.

(g)(1)*	Information Agent Script for Incoming Calls

(g)(2)*	Information Agent Script for Outgoing Calls

(g)(3)*	Information Agent Script for Outgoing Calls

(g)(4)*	Information Agent Script for Incoming Calls

*	Previously filed.